Exhibit 99.1

U.S. FDA Grants Orphan Drug Designation (ODD) for Quilience® (Mazindol ER) for the Treatment of Idiopathic Hypersomnia (IH)

●	ODD for IH in the U.S. follows July 2022 grant of ODD for treatment of IH in Europe

●	Currently only 1 drug approved in the United States to treat IH while no drugs are currently approved in Europe for IH

●	High unmet medical need in this rare indication

Switzerland/Zurich, November 2, 2022 - NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, announces that it has received Orphan Drug Designation (“ODD”) from the FDA in the United States for Mazindol, the active ingredient in its lead product candidate, Quilience® (Mazindol ER) for the treatment of Idiopathic Hypersomnia (“IH”). ODD is granted by the U.S. Food and Drug Administration (“FDA”) to encourage the development of treatments for diseases or conditions that affect fewer than 200,000 patients in the United States. Drug products that receive this designation obtain seven years of marketing exclusivity from the date of FDA marketing approval, as well as tax credits for clinical trial costs and waivers of marketing application filing fees.

“We are very pleased to receive ODD for Mazindol in the U.S. for the IH indication, given the potential versatility of this active ingredient in treating multiple sleep-wake disorders,” said Alex Zwyer, Chief Executive Officer of NLS Pharmaceutics. “In our recently reported Phase 2a top-line results, Quilience® (Mazindol ER), our novel formulation and lead product candidate, demonstrated the ability to significantly promote wakefulness in narcolepsy patients with Type II disorder, which has strong similarities to IH. We are excited to advance our pipeline of Mazindol-based solutions, and the ODD status in addition to our formulation patents strengthen our ability to protect this franchise long-term as we seek to create significant shareholder value.”

About Idiopathic Hypersomnia (IH)

Idiopathic hypersomnia is characterized by chronic excessive daytime sleepiness (EDS), which is the inability to stay awake and alert during the day resulting in the irrepressible need to sleep or unplanned lapses into sleep or drowsiness. Core symptoms may include confusion, irritability and severe sleep inertia or sleep drunkenness (prolonged difficulty in waking up with frequent reentries into sleep). The quality of life of persons living with IH is adversely affected due to potential impacts on mental health, social relationships, memory loss and attention deficits. Socioeconomic costs of IH are accordingly substantial. According to the Hypersomnia Foundation, “People suffering from idiopathic hypersomnia often live without a correct diagnosis for many years, blaming themselves and struggling to maintain work, studies and relationships.” An estimated 37,000 people in the United States have been diagnosed with idiopathic hypersomnia, a neurologic sleep disorder characterized by chronic EDS.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. is a Swiss clinical-stage biopharmaceutical company led by an experienced management team with a track record of developing and repurposing product candidates to treat rare and complex central nervous system disorders. The Company’s lead product candidate, Quilience®, is a proprietary extended-release formulation of Mazindol (Mazindol ER) and is being developed for the treatment of narcolepsy, and potentially other sleep-wake disorders such as idiopathic hypersomnia (IH), for which NLS recently obtained Orphan Disease Designation (ODD) from the European Medicines Agency (EMA). Mazindol is a triple monoamine reuptake inhibitor and partial Orexin-2 Receptor agonist, which was used for many years to treat patients diagnosed with narcolepsy in compassionate use programs. A Phase 2a multi-center U.S. clinical trial evaluating Quilience® in adult subjects suffering from narcolepsy met its primary endpoint with high statistical significance and demonstrated a favorable safety and tolerability profile. NLS also successfully completed a Phase 2 study in the U.S. evaluating Nolazol® (Mazindol Controlled-Release) in adult subjects suffering from ADHD. The study met all primary and secondary endpoints and Nolazol® was well-tolerated. Quilience® has received Orphan Drug Designations both in the U.S. and in Europe for the treatment of narcolepsy. Up to 1/3 of narcoleptic patients are also diagnosed with ADHD.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the ability of Mazindol to treat sleep-wake disorders and the potential for FDA marketing approval, NLS’s pipeline of Mazindol-based solutions and NLS’s ability to create shareholder value. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS’ products may not be approved by regulatory agencies, NLS’ technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS’ process; NLS’ products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS’ patents may not be sufficient; NLS’ products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (SEC), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

Corporate Contact

Alex Zwyer, CEO: +41 44 512 21 50

Investor Relations Contact

Cindy Rizzo

invest@nls-pharma.com

www.nlspharmaceutics.com

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